UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Thursday 1 August, London UK - LSE announcement

Nucala receives EU approval for self-administration by patients with severe eosinophilic asthma

96% of patients in studies preferred self-administration at home over being treated in clinic

GlaxoSmithKline (LSE/NYSE: GSK) today announced that the European Commission has granted marketing authorisation for two new methods of administering Nucala (mepolizumab): a pre-filled pen and a pre-filled safety syringe. This is the only monthly* anti-IL5 biologic approved in Europe that people with severe eosinophilic asthma can take at home, after a healthcare professional decides it is appropriate.

Dr Hal Barron, Chief Scientific Officer and President, R&D, GSK, said: "Making Nucala available for patients to take in the convenience of their own home is an important advance that builds on its proven efficacy, reflecting our ongoing efforts to meet the needs of patients with complex diseases."

Severe eosinophilic asthma can have a life-changing impact, with patients experiencing asthma symptoms that remain uncontrolled despite high-dose standard treatments. This can leave them struggling to breathe and at increased risk of a potentially fatal asthma attack.1,2

The first European launches of the new administration options are expected to take place in August 2019. The original lyophilised version remains available, giving healthcare professionals a choice of three different administration options to best fit in with their patients' lives.

The marketing authorisation is supported by positive experience data from two real-world open-label, single-arm, phase 3a studies (NCT03099096 & NCT03021304). By the conclusion of the studies, patients and caregivers were able to successfully self-administer Nucala with the pre-filled pen and pre-filled safety syringe after appropriate training (98% and 100% respectively). 96% of patients preferred the at-home administration options compared to in-clinic administration.

A further open-label, parallel-group, single-dose study (NCT03014674), confirmed that the pharmacokinetic and pharmacodynamic profile of Nucala administered via the pre-filled safety syringe or pre-filled pen was comparable to the originally approved lyophilised formulation.

*once every four weeks.

About Nucala (mepolizumab)

First approved in 2015 for severe eosinophilic asthma, mepolizumab is the first-in-class monoclonal antibody that targets IL-5. It is believed to work by preventing IL-5 from binding to its receptor on the surface of eosinophils, reducing blood eosinophils without completely depleting them.

Mepolizumab has been developed for the treatment of diseases that are driven by inflammation caused by eosinophils. It has been studied in over 3,000 patients in 21 clinical trials across a number of eosinophilic indications and is the only biologic with 4.8 years of safety and efficacy data in severe eosinophilic asthma (SEA). Mepolizumab is approved (under the brand name Nucala) in the US, Europe and in over 20 other markets as an add-on maintenance treatment for patients with SEA. It is also the only anti-IL-5 biologic approved for paediatric use from ages six to 17 in Europe in SEA. In the US, Japan, Canada and a number of other markets, it is also approved as add-on maintenance treatment for patients with eosinophilic granulomatosis with polyangiitis (EGPA). Mepolizumab is currently being investigated for severe hypereosinophilic syndrome, nasal polyposis and COPD.

In Europe, Nucala is indicated as an add-on treatment for severe refractory eosinophilic asthma in adults, adolescents and children aged 6 years and older. Nucala 100mg solution for injection in pre-filled pen and pre-filled safety syringe are only appropriate for use by adults and adolescents aged 12 years and over and are not indicated for administration to children aged 6 to 11 years old. This population should be treated with the lyophilised powder (40mg) for solution for injection.

About severe asthma and eosinophilic inflammation
Severe asthma is defined as asthma which requires treatment with high dose inhaled corticosteroids (ICS) plus a second controller (and/or systemic corticosteroids) to prevent it from becoming 'uncontrolled' or which remains 'uncontrolled' despite this therapy. Severe asthma patients are also often categorised by long-term use of oral corticosteroids (OCS). In a sub-set of severe asthma patients, the over-production of eosinophils (a type of white blood cell) is known to cause inflammation in the lungs. Interleukin-5 (IL-5) is the main promoter of eosinophil growth, activation and survival and provides an essential signal for the movement of eosinophils from the bone marrow into the lung. Studies suggest that approximately 60% of patients with severe asthma have eosinophilic airway inflammation.

GSK's commitment to respiratory disease
For 50 years, GSK has led the way in developing medicines that advance the management of asthma and COPD. From introducing the world's first selective short-acting beta agonist in 1969, to launching six treatments in five years to create today's industry-leading respiratory portfolio, we continue to innovate so we can reach the right patients, with the right treatment. Working together with the healthcare community, we apply world-class science to discover and understand the molecules that become the medicines of tomorrow. We won't stand still until the simple act of breathing is made easier for everyone.

Important safety information for Nucala (mepolizumab)
The following Important Safety Information is based on a summary of the European Summary of Product Characteristics and Prescribing Information for Nucala. Please consult the full Summary of Product Characteristics and Prescribing Information for all the safety information for Nucala.

Nucala is contraindicated in patients with hypersensitivity to mepolizumab or to any of the excipients.
Nucala should not be used to treat acute asthma exacerbations.

Asthma-related adverse symptoms or exacerbations may occur during treatment. Patients should be instructed to seek medical advice if their asthma remains uncontrolled or worsens after initiation of treatment.

Abrupt discontinuation of corticosteroids after initiation of Nucala therapy is not recommended. Reduction in corticosteroid doses, if required, should be gradual and performed under the supervision of a physician.

Acute and delayed systemic reactions, including hypersensitivity reactions (e.g. anaphylaxis, urticaria, angioedema, rash, bronchospasm, hypotension), have occurred following administration of Nucala. These reactions generally occur within hours of administration, but in some instances have a delayed onset (i.e., typically within several days). These reactions may occur for the first time after a long duration of treatment.

Eosinophils may be involved in the immunological response to some helminth infections. Patients with pre-existing helminth infections should be treated for the helminth infection before starting therapy with Nucala. If patients become infected whilst receiving treatment with Nucala and do not respond to anti-helminth treatment, temporary discontinuation of therapy should be considered.

In clinical studies in subjects with severe refractory eosinophilic asthma, the most commonly reported adverse reactions during treatment were headache, injection site reactions and back pain.  Headache was considered very common, occurring with a frequency of ≥1/10. Common adverse drug reactions (≥1/100 to <1/10) included:  lower respiratory tract infection, urinary tract infection, pharyngitis, hypersensitivity reactions (systemic, allergic), nasal congestion, upper abdominal pain, eczema, back pain, administration-related reaction (systemic, non-allergic), local injection site reactions, and pyrexia. Severe allergic reactions (anaphylaxis) is a rare side effect (may affect up to 1 in 1,000 people).

Injection site reactions (e.g., pain, erythema, swelling, itching, and burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

GSK - a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com

Trademarks are owned by or licensed to the GSK group of companies.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Evan Berland	+1 215 751 5497	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

1      Kerkhof M, et al.Thorax. 2018;73:116-124.
2      Bush A & Pavord ID. EMJ. 2018; 3(4):10-15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 01, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc